Exhibit 3.2

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

COLUMBIA BANKING SYSTEM, INC.

The Articles of Incorporation have been amended as follows:

ARTICLE II

ARTICLE 4, Section 4.1 is amended in its entirety to read as follows:

Section 4.1 The aggregate number of shares which the corporation shall have authority to issue is 63,032,681 common shares with no par value (hereinafter referred to as “the common stock”) and 2,000,000 preferred shares with no par value (hereinafter referred to as “the preferred stock”). The preferred stock is senior to the common stock, and the common stock is subject to the rights and preferences of the preferred stock as provided in the following section.

The Board of Directors adopted the amendment, and the Amended and Restated Articles of Incorporation, on April 28, 2004. Shareholder action was not required as provided in RCW 23B.10.020(4).